UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

    ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2023

Or

    ☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
360 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2023 and 2022
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 20, 2024

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Cash	$77,081	$77,157
Investments at fair value	2,997,677,026	2,479,440,517
Investments at contract value	143,799,501	169,191,423
Receivables:
Accrued income	70,281	72,981
Due from broker	3,244,442	1,513,924
Employer contributions	4,941,089	5,264,099
Participant loans	29,980,596	27,590,582
Total assets	3,179,790,016	2,683,150,683

Liabilities
Due to broker	5,213,476	1,678,912
Net assets available for benefits at end of year	$3,174,576,540	$2,681,471,771
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2023	2022
Additions:
Contributions:
Employer, net of forfeitures	$65,539,012	$63,306,817
Participant	129,188,950	124,145,197
Participant rollovers	9,278,010	9,047,985
Total contributions	204,005,972	196,499,999
Investment income:
Interest	5,255,602	2,332,311
Dividends	19,024,861	20,091,957
Net realized/unrealized appreciation (depreciation)	492,751,477	(477,127,245)
Total investment income (loss)	517,031,940	(454,702,977)
Other income	63,022	73,421
Interest on participant loans	1,325,844	1,020,379
Total additions	722,426,778	(257,109,178)
Deductions:
Administrative expenses	1,500,014	1,514,054
Withdrawal payments	227,821,995	211,257,555
Total deductions	229,322,009	212,771,609
Net increase (decrease) in net assets available for benefits	493,104,769	(469,880,787)
Net assets available for benefits at beginning of year	2,681,471,771	3,151,352,558
Net assets available for benefits at end of year	$3,174,576,540	$2,681,471,771
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2023
1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. Principal Custody Solutions is the Plan’s trustee. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $22,500 and $20,500 for 2023 and 2022, respectively for employees under age 50. For employees age 50 and older the limit was $30,000 and $27,000 for 2023 and 2022, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2023 and 2022.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death to receive a true-up contribution.
The Company provides a Company Base Contribution of 2% of eligible compensation each pay period for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan. The Company Base Contribution is invested based on the employee’s elections or a default fund if no elections are made and eligible employees are not required to elect to save their own money to receive this contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $330,000 and $305,000 for 2023 and 2022, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed.
Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to pay plan expenses, offset the Company’s obligation to fund Company contributions to the plan or restore previously forfeited balances for rehires. At December 31, 2023 and 2022, the

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

forfeiture account totaled $33,722 and $118,115, respectively. Forfeitures used totaled $2,297,555 and $2,074,206 for 2023 and 2022, respectively. Forfeitures generated for the plan years ended December 31, 2023 and 2022 were $2,213,162 and $2,074,091, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. The Plan will pay out vested balances of $5,000 or less as a lump sum payment within 60 days of termination of employment. Balances of less than $1,000 will be paid directly to the participant and balances of $1,000 to $5,000 will be rolled over to a safe harbor IRA. Terminated participants with balances greater than $5,000 can defer payment until age 72. Effective March 2024, the de minimus force-out threshold increased and vested balances up to $7,000 will be distributed as a lump sum payment within 60 days of termination of employment. Balances up to $1,000 will be paid directly to the participant and balances of $1,000 to $7,000 will be rolled over to a safe harbor individual retirement account. Terminated participants with balances greater than $7,000 can defer payment until age 73.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the 15th of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period.
If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to make repayment arrangements with the Plan’s Administrative Delegate before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and they have a Plan loan, they have the option to continue to make loan payments or pay off the loan in full within 90 days in order to prevent a default and acceleration due to non-payment. If the outstanding loan is not paid in full within 90 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional Internal Revenue Service (“IRS”) penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. As permitted under U.S. Securities and Exchange Commission rule 12b-1, mutual funds or share classes are assessed a fee to help cover the costs associated with marketing and selling the fund (“12b-1 fees”). The 12b-1 fees may also be used to cover shareholder servicing expenses. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments, respectively.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options as of December 31, 2023 and 2022 is set forth below.
Mutual Funds
As of December 31, 2023, the John Hancock Disciplined Value Mid Cap Fund R6 is the only mutual fund in the plan. As of December 31, 2022, mutual funds included the John Hancock Disciplined Value Mid Cap Fund R6 and the Allspring Small Company Growth R6 fund.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: VOYA Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class F), Wellington Trust NA CIF II Growth 2, GQG Partners International Equity CIT Fund (Class C), Columbia Trust Contrarian Core Fund, Columbia Trust Total Return Bond A Fund, BlackRock Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund, BlackRock US Debt Index Fund and Peregrine Small Cap Growth CIT Fund.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds as of December 31, 2023 and 2022.
Separate Managed Account
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive synthetic guaranteed investment contracts and comprised of both an investment and a contractual component. The investment component consists of a portfolio of actively managed fixed income securities and of units of a money market collective investment fund, referred to as the Covered Assets, which may be owned by the Income Fund. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2    Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$77,565,528	$—	$—	$77,565,528
Ameriprise Financial common shares	412,794,686	—	—	412,794,686
Self-directed brokerage account	447,832,133	—	—	447,832,133
Common stock	110,344,415	9,097,590	—	119,442,005
Collective investment funds measured at net asset value (“NAV”) (1)				1,940,042,674
Total investments at fair value	$1,048,536,762	$9,097,590	$—	$2,997,677,026

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$130,266,946	$—	$—	$130,266,946
Ameriprise Financial common shares	351,762,162	—	—	351,762,162
Self-directed brokerage account	391,101,202	—	—	391,101,202
Common stock	96,333,250	5,999,660	—	102,332,910
Collective investment funds measured at NAV (1)				1,503,977,297
Total investments at fair value	$969,463,560	$5,999,660	$—	$2,479,440,517
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using NAV.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

Investments
Mutual Funds
The fair value of the John Hancock Disciplined Value Mid Cap Fund R6 and the Allspring Small Company Growth R6 fund is determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the funds are traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Common Stock
The fair value of common stock classified as Level 1 is determined using quoted prices in active markets and the fair value of common stock classified as Level 2 is determined based on a market approach using observable inputs.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company, the trustee of the Plan assets (Principal Custody Solutions) and the Plan’s recordkeeper (Alight Solutions). Transactions involving funds managed by the Company, trustee and recordkeeper are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.

The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $412,794,686 and $351,762,162 as of December 31, 2023 and 2022, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $343,180,052 and $271,837,529 as of December 31, 2023 and 2022, respectively. The investments at contract value managed by subsidiaries of Ameriprise Financial, Inc. was $143,799,501 and $169,191,423 as of December 31, 2023 and 2022, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.15% to 0.33% of the amounts invested in the collective investment funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in-interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2023

8.  Income Tax Status
The Plan received a favorable determination letter from the IRS dated September 7, 2017 indicating that the Plan is qualified under the Code, the related trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the related trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2020.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$3,174,576,540	$2,681,471,771
Deemed distributions of participant loans	(221,358)	(188,247)
Difference between contract value and fair value of fully benefit-responsive investment contracts	(10,883,954)	(13,045,526)
Net assets available for benefits per Form 5500	$3,163,471,228	$2,668,237,998

	Years Ended December 31,
	2023	2022
Net increase (decrease) in net assets available for benefits per the financial statements	$493,104,769	$(469,880,787)
Change in deemed distributions of participant loans	(33,111)	5,552
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	2,161,572	(13,066,284)
Net income (loss) per Form 5500	$495,233,230	$(482,941,519)
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution of $4,941,089 for the 2023 plan year, which is recorded as an Employer contributions receivable as of December 31, 2023, was posted to participant accounts on January 20, 2024.
As of March 25,2024, the Income Fund separately managed account was transferred in-kind to the Columbia Trust Stable High Quality Income Fund which is a collective investment fund managed by the Ameriprise Trust Company. The new investment has the same objective and is structured and managed in a similar way to the separate account.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULES

Ameriprise Financial 401(k) Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
As Of And For The Year Ended December 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
$85			$—
Check Here If Late Participant Loan Payments Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
☐	$—	$—	$—	$85

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	John Hancock Disciplined Value Mid Cap Fund R6	2,834,997	77,565,528
	Total Mutual Funds		77,565,528

	Collective Investment Funds —
	GQG Partners International Equity (Class C)	8,790,885	131,423,726
*	Columbia Trust Contrarian Core Fund	20,513,255	223,799,616
*	Columbia Trust Gov Money Market Fund	9,881,122	9,881,122
*	Columbia Trust Total Return Fund I	9,538,268	109,499,314
	Peregrine Commingled Invt Trust	5,650,964	78,265,845
	Boston Partners Large Cap Value Equity CIT (Class D)	3,655,161	127,272,720
	Victory Small Cap Value Collective Fund (75)	1,823,503	89,217,259
	VOYA Target Solution Trust Income (Class 4)	2,481,163	43,841,187
	VOYA Target Solution Trust 2025 (Class 4)	2,736,218	62,328,673
	VOYA Target Solution Trust 2030 (Class 4)	4,063,194	101,004,698
	VOYA Target Solution Trust 2035 (Class 4)	3,608,047	96,490,975
	VOYA Target Solution Trust 2040 (Class 4)	3,144,228	90,750,677
	VOYA Target Solution Trust 2045 (Class 4)	2,757,071	83,180,895
	VOYA Target Solution Trust 2050 (Class 4)	1,703,247	51,491,022
	VOYA Target Solution Trust 2055 (Class 4)	1,054,516	32,005,023
	VOYA Target Solution Trust 2060 (Class 4)	873,793	18,872,965
	VOYA Target Solution Trust 2065 (Class 4)	512,669	6,920,651
	Wellington Trust NA CIF II Growth 2	6,886,066	190,055,433
	BlackRock US Equity Index Fund	12,641,958	287,015,433
	BlackRock Russell 2500 Index Fund	1,282,971	37,130,214
	BlackRock MSCI ACWI ex-US Index Fund	2,377,040	34,992,401
	BlackRock US Debt Index Fund	1,987,840	23,549,541
*	Principal/BlackRock Short-Term Investment Fund	11,053,284	11,053,284
	Total Collective Investment Funds		1,940,042,674

	Common Stock —
	Avery Dennison Corp	15,000	3,032,400
	Booz Allen Hamilton Holding Co	25,000	3,197,750
	Bruker Corporation	35,000	2,571,800
	Brown & Brown Inc.	30,000	2,133,300
	BJ’s Wholesale Club Holdings, Inc.	35,000	2,333,100
	Charles River Laboratories	11,000	2,600,400
	Church & Dwight Inc	32,500	3,073,200
	Championx Corp	100,000	2,921,000
	Cooper Cos Inc Com New	7,500	2,838,300
	Copart Inc Com	89,000	4,361,000
	Crane Holdings Co	35,000	4,134,900
	Deckers Outdoor Corp	5,000	3,342,150
	Diodes Inc	35,000	2,818,200
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Darden Restaurants Inc	20,000	3,286,000
	Emcor Group Inc Com	17,500	3,770,025
	Entegris Inc	25,000	2,995,500
	Fabrinet	13,000	2,474,290
	Factset Resh Sys Inc Com	7,000	3,339,350
	Hologic Inc Com	32,500	2,322,125
	Keysight Technologies Inc	17,500	2,784,075
	Mettler-Toledo International Inc	2,000	2,425,920
	Monolithic Pwr Sys Inc Com	7,000	4,415,460
	Nvent Electric PLC	60,000	3,545,400
	Paycom Software Inc	12,500	2,584,000
	Perficient Inc	37,500	2,468,250
	Pool Corporation	7,500	2,990,325
	Qualys Inc	17,500	3,434,900
	Raymond James Financial Inc	20,000	2,230,000
	Resmed Inc	14,000	2,408,280
	Saia Inc Com	9,000	3,943,980
	SPS Commerce Inc	15,000	2,907,600
	Steris Plc	14,000	3,077,900
	Sun Cmntys Inc Com	17,500	2,338,875
	Take-Two Interactive Software	17,500	2,816,625
	Teledyne Technologies Inc	7,000	3,124,030
	Ulta Beauty, Inc	6,500	3,184,935
	Valvoline Inc	65,000	2,442,700
	Watts Water Technologies Inc	16,000	3,333,440
	West Pharmaceutical Services Inc	8,500	2,993,020
	Willscot Mobile Mini Holdings	55,000	2,447,500
	Total Common Stock		119,442,005

	Ameriprise Financial Stock Fund —
*	Ameriprise Financial, Inc. Common Shares	1,086,788	412,794,686
	Total Ameriprise Financial Stock Fund		412,794,686

***	Self-Directed Brokerage Account		447,832,133
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

*	Columbia Trust Gov Money Market Fund	32,326,593	32,326,593
	U.S. Government and Agency Securities —
	FFCB 4.750% 05/28/2026	2,350,000	2,377,003
	FGOLD 15YR 4.000% 02/01/2025	283	280
	FGOLD 15YR 4.000% 02/01/2025	1,918	1,894
	FGOLD 15YR 4.000% 03/01/2025	484	479
	FGOLD 15YR 4.000% 06/01/2025	833	824
	FGOLD 15YR 4.000% 07/01/2025	1,004	992
	FGOLD 15YR 3.500% 08/01/2025	5,877	5,720
	FGOLD 15YR 4.000% 08/01/2025	6,206	6,128
	FGOLD 15YR 3.500% 09/01/2025	3,805	3,749
	FGOLD 15YR 3.500% 10/01/2025	415	409
	FGOLD 15YR 3.500% 10/01/2025	16,938	16,683
	FGOLD 15YR 3.500% 10/01/2025	3,093	3,046
	FGOLD 15YR 4.000% 10/01/2025	144	141
	FGOLD 15YR 4.000% 10/01/2025	713	704
	FGOLD 15YR 3.000% 11/01/2025	1,069	1,048
	FGOLD 15YR 3.000% 11/01/2025	376	368
	FGOLD 15YR 3.500% 11/01/2025	2,822	2,777
	FGOLD 15YR 3.500% 11/01/2025	13,523	13,310
	FGOLD 15YR 3.500% 12/01/2025	2,632	2,590
	FGOLD 15YR 3.500% 12/01/2025	35,478	34,917
	FGOLD 15YR 3.500% 12/01/2025	47	47
	FGOLD 15YR 3.500% 12/01/2025	1,013	997
	FGOLD 15YR 3.500% 12/01/2025	3,491	3,435
	FGOLD 15YR 3.500% 02/01/2026	1,509	1,485
	FGOLD 15YR 3.500% 03/01/2026	1,934	1,902
	FGOLD 15YR 3.500% 03/01/2026	4,255	4,147
	FGOLD 15YR 4.000% 03/01/2026	360	356
	FGOLD 15YR 3.500% 04/01/2026	5,744	5,646
	FGOLD 15YR 3.500% 05/01/2026	242	238
	FGOLD 15YR 4.000% 05/01/2026	7,197	7,110
	FGOLD 15YR 3.500% 06/01/2026	17,754	17,458
	FGOLD 15YR 4.000% 06/01/2026	5,746	5,672
	FGOLD 15YR 3.500% 07/01/2026	2,542	2,488
	FGOLD 15YR 3.500% 07/01/2026	3,149	3,092
	FGOLD 15YR 3.500% 07/01/2026	27,381	26,875
	FGOLD 15YR 3.500% 07/01/2026	1,880	1,849
	FGOLD 15YR 3.000% 08/01/2026	2,430	2,372
	FGOLD 15YR 3.500% 08/01/2026	904	887
	FGOLD 15YR 3.500% 08/01/2026	13,923	13,661
	FGOLD 15YR 3.500% 08/01/2026	6,730	6,610
	FGOLD 15YR 3.000% 09/01/2026	16,988	16,580
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 09/01/2026	612	595
FGOLD 15YR 3.500% 09/01/2026	717	703
FGOLD 15YR 3.500% 09/01/2026	1,695	1,663
FGOLD 15YR 3.000% 10/01/2026	848	827
FGOLD 15YR 3.000% 10/01/2026	1,937	1,888
FGOLD 15YR 3.000% 11/01/2026	13,652	13,317
FGOLD 15YR 3.000% 12/01/2026	50,552	49,266
FGOLD 15YR 3.000% 01/01/2027	28,933	28,184
FGOLD 15YR 3.000% 02/01/2027	8,592	8,369
FGOLD 15YR 3.000% 03/01/2027	1,054	1,026
FGOLD 15YR 3.000% 01/01/2032	60,503	57,974
FGOLD 15YR 3.000% 01/01/2032	78,293	75,154
FGOLD 15YR 3.000% 04/01/2032	235,416	225,509
FGOLD 15YR 3.500% 05/01/2032	132,474	129,039
FGOLD 15YR 3.000% 01/01/2033	110,436	105,297
FGOLD 15YR 3.000% 03/01/2033	225,589	215,649
FGOLD 15YR GIANT 5.000% 03/01/2025	2,189	2,204
FGOLD 15YR GIANT 4.000% 05/01/2025	5,901	5,827
FGOLD 15YR GIANT 4.000% 07/01/2025	1,882	1,859
FGOLD 15YR GIANT 3.500% 11/01/2025	3,918	3,827
FGOLD 15YR GIANT 3.500% 12/01/2025	457	450
FGOLD 15YR GIANT 4.000% 12/01/2025	2,993	2,957
FGOLD 15YR GIANT 3.500% 04/01/2026	4,131	4,063
FGOLD 15YR GIANT 4.000% 05/01/2026	511	502
FGOLD 15YR GIANT 3.500% 07/01/2026	4,543	4,460
FGOLD 15YR GIANT 3.500% 07/01/2026	5,324	5,227
FGOLD 15YR GIANT 4.000% 07/01/2026	5,963	5,865
FGOLD 15YR GIANT 4.000% 07/01/2026	13,871	13,694
FGOLD 15YR GIANT 3.500% 08/01/2026	2,940	2,886
FGOLD 15YR GIANT 3.500% 09/01/2026	5,388	5,298
FGOLD 15YR GIANT 3.000% 11/01/2026	42,271	41,216
FGOLD 15YR GIANT 3.000% 12/01/2026	15,502	15,130
FGOLD 15YR GIANT 4.000% 12/01/2026	13,904	13,735
FGOLD 15YR GIANT 4.000% 12/01/2026	2,176	2,148
FGOLD 15YR GIANT 3.000% 01/01/2027	1,118	1,089
FGOLD 15YR GIANT 3.500% 01/01/2027	29,708	28,934
FGOLD 15YR GIANT 3.000% 09/01/2027	4,267	4,157
FGOLD 15YR GIANT 3.500% 06/01/2029	19,479	18,994
FGOLD 15YR GIANT 3.500% 07/01/2029	58,880	57,403
FGOLD 15YR GIANT 3.500% 08/01/2029	4,083	3,980
FGOLD 15YR GIANT 3.500% 11/01/2029	6,330	6,168
FGOLD 15YR GIANT 3.500% 11/01/2029	90,510	88,194
FGOLD 15YR GIANT 3.500% 12/01/2029	128,066	124,805
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.500% 03/01/2030	16,220	15,803
FGOLD 15YR GIANT 3.500% 04/01/2030	43,797	42,755
FGOLD 15YR GIANT 3.000% 07/01/2030	108,599	104,531
FGOLD 15YR GIANT 3.000% 09/01/2030	96,133	92,493
FGOLD 15YR GIANT 3.000% 10/01/2030	52,602	50,566
FGOLD 15YR GIANT 3.000% 12/01/2030	197,530	189,868
FGOLD 15YR GIANT 3.000% 02/01/2031	144,398	138,602
FGOLD 15YR GIANT 3.000% 03/01/2031	97,902	93,911
FGOLD 15YR GIANT 3.000% 05/01/2031	230,920	221,663
FGOLD 15YR GIANT 3.000% 09/01/2031	144,000	138,231
FGOLD 15YR GIANT 3.000% 01/01/2032	256,523	245,796
FGOLD 15YR GIANT 3.000% 03/01/2032	432,928	415,579
FGOLD 15YR GIANT 3.500% 08/01/2032	234,365	228,725
FGOLD 15YR GIANT 3.000% 04/01/2033	6,775	6,433
FGOLD 15YR GIANT 3.500% 08/01/2033	72,583	71,356
FGOLD 15YR GIANT 3.500% 11/01/2033	7,749	7,618
FGOLD 15YR GIANT 3.500% 12/01/2033	56,092	55,143
FGOLD 15YR GIANT 3.500% 02/01/2034	76,085	75,170
FHLB 2.750% 12/13/2024	2,625,000	2,574,924
FHLB 2.375% 03/14/2025	2,325,000	2,261,896
FHLB 2.125% 12/11/2026	3,525,000	3,325,702
FHLMC 0.375% 09/23/2025	4,825,000	4,504,922
FHLMC 15YR UMBS 3.000% 12/01/2034	300,159	284,674
FHLMC 15YR UMBS 3.000% 12/01/2034	402,625	380,491
FHLMC 15YR UMBS 2.000% 08/01/2035	1,363,919	1,230,387
FHLMC 15YR UMBS 2.000% 08/01/2035	1,486,769	1,341,215
FHLMC 15YR UMBS MIRROR 3.000% 03/01/2031	210,217	201,429
FHLMC 15YR UMBS MIRROR 2.500% 07/01/2032	95,266	89,567
FHLMC 15YR UMBS MIRROR 2.500% 11/01/2032	205,631	192,904
FHLMC 15YR UMBS MIRROR 2.500% 05/01/2033	217,801	202,686
FHLMC 15YR UMBS MIRROR 3.000% 04/01/2034	61,931	58,738
FHLMC 15YR UMBS SUPER 3.000% 01/01/2034	132,366	126,033
FHLMC 15YR UMBS SUPER 2.500% 08/01/2034	339,184	315,620
FHLMC 15YR UMBS SUPER 2.500% 10/01/2034	53,707	49,975
FHLMC 15YR UMBS SUPER 2.500% 12/01/2034	261,932	243,730
FHLMC 15YR UMBS SUPER 2.000% 06/01/2035	314,507	282,762
FHLMC 15YR UMBS SUPER 2.000% 09/01/2035	1,118,946	1,009,404
FHLMC 15YR UMBS SUPER 2.000% 10/01/2035	1,191,188	1,074,563
FHLMC 15YR UMBS SUPER 3.500% 06/01/2037	772,439	743,364
FHLMC 15YR UMBS SUPER 4.000% 08/01/2037	32,528	31,909
FHLMC 15YR UMBS SUPER 4.500% 11/01/2037	391,257	389,086
FHLMC 15YR UMBS SUPER 5.000% 12/01/2037	1,021,671	1,027,590
FHLMC 15YR UMBS SUPER 5.000% 07/01/2038	439,345	441,828
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FHLMC 15YR UMBS SUPER 5.500% 11/01/2038	667,234	676,765
FHLMC 5/1 HYBRID ARM 5.890% 12/01/2036 VARIABLE	15,601	15,902
FHLMC REFERENCE NOTE 1.500% 02/12/2025	5,325,000	5,141,375
FHLMC_K038 3.389% 03/25/2024	977,602	972,865
FHLMC_K040 2.768% 04/25/2024	60,343	59,848
FHLMC_K040 3.241% 09/25/2024	320,000	315,174
FHLMC_K041 3.171% 10/25/2024	1,088,251	1,069,826
FHLMC_K044 2.811% 01/25/2025	782,369	764,473
FHLMC_K045 3.023% 01/25/2025	1,030,733	1,008,197
FHLMC_K047 3.329% 05/25/2025	795,000	778,355
FHLMC_K048 3.284% 06/25/2025	435,313	425,751
FHLMC_K050 2.802% 01/25/2025	316,826	311,970
FHLMC_K050 3.334% 08/25/2025	40,000	39,058
FHLMC_K052 3.151% 11/25/2025	700,000	680,997
FHLMC_K053 2.995% 12/25/2025	555,000	537,521
FHLMC_K056 2.525% 05/25/2026	2,675,000	2,556,264
FHLMC_K078 3.854% 06/25/2028	750,000	734,148
FHLMC_K092 3.125% 10/25/2028	333,279	322,787
FHLMC_K728 3.064% 08/25/2024	33,935	33,411
FHLMC_K729 3.136% 10/25/2024	55,000	54,087
FHLMC_K730 3.590% 01/25/2025	380,397	374,514
FHLMC_K736 1.895% 06/25/2025	243,059	238,934
FHLMC_T-13 6.085% 09/25/2029	26	25
FHMS_17-K066 2.797% 12/25/2026	419,960	407,293
FNMA 0.625% 04/22/2025	7,825,000	7,433,466
FNMA 15YR 5.000% 02/01/2024	266	265
FNMA 15YR 4.500% 05/01/2024	19	19
FNMA 15YR 4.500% 05/01/2024	392	390
FNMA 15YR 4.000% 09/01/2024	2,540	2,505
FNMA 15YR 4.500% 10/01/2024	2,507	2,493
FNMA 15YR 4.500% 12/01/2024	1,736	1,727
FNMA 15YR 4.000% 02/01/2025	20	19
FNMA 15YR 4.500% 02/01/2025	4,779	4,752
FNMA 15YR 4.000% 04/01/2025	817	806
FNMA 15YR 4.000% 04/01/2025	960	948
FNMA 15YR 4.500% 04/01/2025	911	906
FNMA 15YR 4.000% 05/01/2025	4,933	4,875
FNMA 15YR 4.000% 06/01/2025	9,447	9,333
FNMA 15YR 4.000% 06/01/2025	874	862
FNMA 15YR 4.000% 07/01/2025	875	864
FNMA 15YR 4.500% 07/01/2025	119	118
FNMA 15YR 5.000% 07/01/2025	1,516	1,525
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 09/01/2025	4,788	4,711
FNMA 15YR 4.000% 09/01/2025	2,901	2,864
FNMA 15YR 4.000% 09/01/2025	219	216
FNMA 15YR 3.500% 10/01/2025	13,399	13,175
FNMA 15YR 3.500% 10/01/2025	2,335	2,296
FNMA 15YR 3.500% 10/01/2025	127	125
FNMA 15YR 3.500% 10/01/2025	7,756	7,626
FNMA 15YR 3.500% 10/01/2025	26,119	25,689
FNMA 15YR 3.500% 10/01/2025	16,997	16,724
FNMA 15YR 3.500% 10/01/2025	24,035	23,649
FNMA 15YR 3.500% 11/01/2025	214	210
FNMA 15YR 3.500% 11/01/2025	13,360	13,130
FNMA 15YR 3.500% 11/01/2025	1,495	1,457
FNMA 15YR 3.500% 11/01/2025	1,336	1,313
FNMA 15YR 3.500% 11/01/2025	13,208	12,981
FNMA 15YR 3.500% 12/01/2025	3,189	3,135
FNMA 15YR 3.500% 12/01/2025	3,572	3,509
FNMA 15YR 3.500% 12/01/2025	7,038	6,917
FNMA 15YR 3.500% 01/01/2026	7,600	7,465
FNMA 15YR 3.500% 01/01/2026	544	535
FNMA 15YR 3.500% 01/01/2026	6,755	6,637
FNMA 15YR 3.500% 01/01/2026	844	829
FNMA 15YR 3.500% 01/01/2026	12,971	12,744
FNMA 15YR 3.500% 02/01/2026	150	147
FNMA 15YR 3.500% 02/01/2026	19,417	19,072
FNMA 15YR 3.500% 02/01/2026	3,383	3,324
FNMA 15YR 3.500% 02/01/2026	7,885	7,745
FNMA 15YR 3.500% 02/01/2026	1,983	1,948
FNMA 15YR 3.500% 02/01/2026	27,189	26,706
FNMA 15YR 4.000% 02/01/2026	2,394	2,362
FNMA 15YR 3.500% 03/01/2026	44,672	43,878
FNMA 15YR 3.500% 03/01/2026	2,279	2,237
FNMA 15YR 3.500% 03/01/2026	52	51
FNMA 15YR 3.500% 04/01/2026	134	131
FNMA 15YR 3.500% 04/01/2026	2,768	2,717
FNMA 15YR 3.500% 04/01/2026	12,027	11,806
FNMA 15YR 3.500% 05/01/2026	1,743	1,710
FNMA 15YR 3.500% 06/01/2026	499	486
FNMA 15YR 3.500% 07/01/2026	863	846
FNMA 15YR 3.500% 08/01/2026	5,782	5,669
FNMA 15YR 3.500% 08/01/2026	665	652
FNMA 15YR 3.500% 08/01/2026	4,669	4,592
FNMA 15YR 4.000% 08/01/2026	1,330	1,313
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 09/01/2026	2,592	2,541
FNMA 15YR 3.500% 09/01/2026	3,243	3,177
FNMA 15YR 3.500% 09/01/2026	22,030	21,581
FNMA 15YR 3.500% 10/01/2026	85,565	83,867
FNMA 15YR 3.500% 10/01/2026	5,973	5,812
FNMA 15YR 3.500% 10/01/2026	31,033	30,407
FNMA 15YR 3.500% 10/01/2026	198	194
FNMA 15YR 3.500% 11/01/2026	181	177
FNMA 15YR 3.500% 11/01/2026	4,359	4,267
FNMA 15YR 3.500% 11/01/2026	49,773	48,754
FNMA 15YR 4.000% 11/01/2026	11,091	10,941
FNMA 15YR 3.500% 01/01/2027	25,312	24,779
FNMA 15YR 3.500% 01/01/2027	6,305	6,189
FNMA 15YR 3.500% 04/01/2027	5,131	5,018
FNMA 15YR 3.500% 06/01/2027	80	79
FNMA 15YR 3.500% 06/01/2027	11,038	10,844
FNMA 15YR 3.500% 08/01/2027	16,713	16,330
FNMA 15YR 4.000% 09/01/2027	4,810	4,740
FNMA 15YR 3.500% 09/01/2028	3,348	3,282
FNMA 15YR 3.500% 10/01/2028	44,628	43,555
FNMA 15YR 3.500% 11/01/2028	45,078	44,035
FNMA 15YR 3.500% 12/01/2028	31,298	30,568
FNMA 15YR 3.500% 12/01/2028	4,110	4,010
FNMA 15YR 3.500% 01/01/2029	1,706	1,665
FNMA 15YR 4.000% 01/01/2029	10,739	10,534
FNMA 15YR 4.000% 01/01/2029	10,739	10,534
FNMA 15YR 4.000% 01/01/2029	10,739	10,534
FNMA 15YR 4.000% 01/01/2029	10,739	10,534
FNMA 15YR 3.000% 02/01/2029	128,621	124,088
FNMA 15YR 3.500% 02/01/2029	3,699	3,605
FNMA 15YR 3.500% 02/01/2029	74,496	72,611
FNMA 15YR 3.500% 06/01/2029	41,156	40,074
FNMA 15YR 3.500% 07/01/2029	40,459	39,474
FNMA 15YR 3.500% 07/01/2029	14,629	14,256
FNMA 15YR 3.500% 08/01/2029	88,222	85,892
FNMA 15YR 3.500% 08/01/2029	108,931	106,082
FNMA 15YR 3.000% 09/01/2029	43,366	41,833
FNMA 15YR 3.500% 09/01/2029	182,475	177,654
FNMA 15YR 3.500% 09/01/2029	55,871	54,552
FNMA 15YR 3.500% 10/01/2029	20,213	19,791
FNMA 15YR 3.500% 12/01/2029	10,268	9,992
FNMA 15YR 3.000% 01/01/2030	34,492	33,224
FNMA 15YR 3.500% 01/01/2030	78,337	76,228
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 02/01/2030	85,459	82,124
FNMA 15YR 3.500% 02/01/2030	45,379	43,671
FNMA 15YR 3.500% 04/01/2030	29,370	28,640
FNMA 15YR 3.500% 04/01/2030	28,412	27,700
FNMA 15YR 3.000% 06/01/2030	128,800	123,780
FNMA 15YR 3.500% 06/01/2030	50,008	48,784
FNMA 15YR 3.000% 07/01/2030	24,973	24,005
FNMA 15YR 3.000% 10/01/2030	94,962	91,242
FNMA 15YR 3.000% 10/01/2030	115,949	111,363
FNMA 15YR 3.000% 10/01/2030	115,541	111,012
FNMA 15YR 3.000% 11/01/2030	65,992	63,324
FNMA 15YR 3.000% 01/01/2031	71,374	68,529
FNMA 15YR 3.000% 02/01/2031	11,917	11,423
FNMA 15YR 3.000% 02/01/2031	172,825	165,663
FNMA 15YR 3.000% 02/01/2031	163,028	156,753
FNMA 15YR 3.500% 02/01/2031	68,963	67,234
FNMA 15YR 3.000% 03/01/2031	321,519	308,818
FNMA 15YR 3.000% 03/01/2031	23,936	23,011
FNMA 15YR 3.000% 04/01/2031	54,433	52,179
FNMA 15YR 3.000% 04/01/2031	7,809	7,483
FNMA 15YR 3.000% 04/01/2031	114,559	109,814
FNMA 15YR 3.000% 05/01/2031	97,474	93,437
FNMA 15YR 3.000% 08/01/2031	4,579	4,389
FNMA 15YR 3.000% 09/01/2031	215,052	206,235
FNMA 15YR 3.000% 10/01/2031	62,998	60,391
FNMA 15YR 3.000% 11/01/2031	264,032	252,790
FNMA 15YR 3.000% 11/01/2031	142,575	136,504
FNMA 15YR 3.000% 01/01/2032	164,794	157,691
FNMA 15YR 3.500% 02/01/2032	102,198	99,598
FNMA 15YR 3.000% 04/01/2032	123,934	118,344
FNMA 15YR 3.000% 06/01/2032	69,734	66,551
FNMA 15YR 3.000% 07/01/2032	139,480	133,036
FNMA 15YR 3.000% 07/01/2032	144,433	137,931
FNMA 15YR 3.500% 08/01/2032	117,547	114,544
FNMA 15YR 3.000% 09/01/2032	541,043	516,689
FNMA 15YR 3.500% 12/01/2032	177,927	173,087
FNMA 15YR 3.000% 01/01/2033	294,689	281,316
FNMA 15YR 2.500% 02/01/2033	421,591	396,492
FNMA 15YR 3.000% 03/01/2033	84,495	80,557
FNMA 15YR 3.500% 08/01/2033	44,290	43,481
FNMA 15YR 3.000% 09/01/2033	192,836	183,605
FNMA 15YR 3.500% 09/01/2033	304,530	298,972
FNMA 15YR 3.000% 11/01/2033	240,112	228,615
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  21

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 11/01/2033	148,276	141,177
FNMA 15YR 3.000% 01/01/2034	297,081	282,855
FNMA 15YR 3.500% 01/01/2034	162,197	159,236
FNMA 15YR 3.000% 02/01/2034	110,591	104,890
FNMA 15YR 3.500% 02/01/2034	13,854	13,601
FNMA 15YR 3.500% 04/01/2034	161,621	158,273
FNMA 15YR 3.000% 06/01/2034	132,127	125,315
FNMA 30YR 7.000% 07/01/2028	2,777	2,865
FNMA 30YR 6.000% 11/01/2028	3,913	3,975
FNMA 30YR 6.500% 04/01/2032	5,624	5,859
FNMA 30YR 6.500% 04/01/2032	2,851	2,978
FNMA 10/1 HYBRID ARM 6.069% 12/01/2033 VARIABLE	312	315
FNMA 10/1 HYBRID ARM 5.795% 10/01/2034 VARIABLE	573	579
FNMA 15YR UMBS 3.000% 07/01/2034	190,850	181,009
FNMA 15YR UMBS 2.500% 08/01/2034	238,746	221,924
FNMA 15YR UMBS 3.000% 08/01/2034	15,610	14,805
FNMA 15YR UMBS 2.500% 09/01/2034	83,694	77,879
FNMA 15YR UMBS 2.500% 10/01/2034	465,151	432,833
FNMA 15YR UMBS 2.500% 12/01/2034	164,771	153,321
FNMA 15YR UMBS 3.000% 12/01/2034	352,133	333,969
FNMA 15YR UMBS 2.500% 02/01/2035	237,023	219,828
FNMA 15YR UMBS 2.000% 05/01/2035	962,815	868,582
FNMA 15YR UMBS 2.500% 05/01/2035	858,289	798,636
FNMA 15YR UMBS 2.000% 07/01/2035	902,079	811,023
FNMA 15YR UMBS 2.000% 08/01/2035	1,228,289	1,108,035
FNMA 15YR UMBS 4.000% 08/01/2037	835,531	823,612
FNMA 15YR UMBS 3.500% 09/01/2037	693,624	667,516
FNMA 15YR UMBS 4.500% 11/01/2037	397,845	395,647
FNMA 15YR UMBS 5.000% 11/01/2037	3,488,634	3,508,348
FNMA 15YR UMBS 4.500% 12/01/2037	405,415	403,165
FNMA 15YR UMBS 5.000% 12/01/2037	430,924	433,803
FNMA 15YR UMBS 5.000% 12/01/2037	1,005,495	1,011,177
FNMA 15YR UMBS 4.500% 04/01/2038	2,875,792	2,859,833
FNMA 15YR UMBS 5.000% 07/01/2038	678,647	682,482
FNMA 15YR UMBS SUPER 4.000% 03/01/2035	634,271	626,582
FNMA 15YR UMBS SUPER 2.000% 09/01/2035	1,385,991	1,250,308
FNMA 15YR UMBS SUPER 2.500% 04/01/2037	1,441,219	1,326,737
FNMA 15YR UMBS SUPER 4.000% 09/01/2037	607,003	595,733
FNMA 6M LIBOR ARM 5.165% 11/01/2032 VARIABLE	4,148	4,110
FNMA 6M LIBOR ARM 5.665% 12/01/2032 VARIABLE	8,663	8,536
FNMA 6M LIBOR ARM 5.831% 03/01/2034 VARIABLE	13,216	13,244
FNMA 6M LIBOR ARM 5.919% 09/01/2035 VARIABLE	16,082	16,201
FNMA 7/1 HYBRID ARM 5.918% 01/01/2034 VARIABLE	5,562	5,533
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  22

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	FNMA 7/1 HYBRID ARM 6.245% 03/01/2036 VARIABLE	2,250	2,294
	FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	22,745	22,354
	FNMA_03-W11 6.720% 06/25/2033 VARIABLE	92	92
	U.S. TREASURY NOTE 2.875% 04/30/2029	19,700,000	18,747,320
	UMBS 15YR TBA (REG B) 2.000% 01/18/2039	1,925,000	1,725,582
	UMBS 15YR TBA (REG B) 2.500% 01/18/2039	1,350,000	1,243,582
	UMBS 15YR TBA (REG B) 3.000% 01/18/2039	12,575,000	11,855,376
	UMBS 15YR TBA (REG B) 3.500% 01/18/2039	9,050,000	8,711,686
	UMBS 15YR TBA (REG B) 4.000% 01/18/2039	3,100,000	3,041,391
	UMBS 15YR TBA (REG B) 4.500% 01/18/2039	2,450,000	2,437,750
	UMBS 15YR TBA (REG B) 5.000% 01/18/2039	1,450,000	1,458,609
	UMBS 15YR TBA (REG B) 6.000% 01/18/2039	675,000	690,161
	Total underlying investments supporting synthetic guaranteed investment contracts		163,824,115

*	Loans to Participants —
	Various Loans, 3.25% — 9.5% due through 2053		29,980,596
	Less: Deemed distributions		(221,358)
	Net participant loans		29,759,238

	Assets Held at End of Year		$3,191,260,379
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options  23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 20, 2024	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.